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FEB 26 2010
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10025702

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5TH AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM MARTIN 212-918-1202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF, TRATTNER, & CO. P.C.
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVENUE, GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/2

OATH OR AFFIRMATION

I, ROBERT SCHAFFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE VERTICAL TRADING GROUP, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT ANSELM
Notary Public - State of New York
No. 01AN6150236
Qualified in Bronx County
My Comm. Expires Jul. 24, 2010

Notary Public

Signature

MEMBER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC)

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
The Vertical Trading Group, LLC
(D/B/A The Vertical Group)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (D/B/A The Vertical Group) (A Wholly Owned Subsidiary of RAS Holdings, LLC.) (the "Company") as of December 31, 2009, and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vertical Trading Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co P.C.

Garden City, New York
February 18, 2010

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 1,664,728
Due from clearing agent	3,744,002
Advance to parent company	550,000
Equity securities held at clearing agent (at market value)	996,119
Prepaid expenses and other assets	6,044
Property & Equipment, at cost, net of accumulated depreciation of $57,466	111,770
Advances to employees	21,848
Security deposits	25,117
TOTAL ASSETS	$ 7,119,628

LIABILITIES AND MEMBER'S EQUITY

Equity securities sold, not yet purchased	$ 547,789
Accounts payable and accrued expenses	1,667,569
TOTAL LIABILITIES	2,215,358
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	4,904,270
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,119,628

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Income	
Trading Income	$ 26,904,944
Commission Income	937,457
Interest, dividend and other income	1,514
Total income	27,843,915
Expenses	
Communication and data processing	2,037,357
Employee compensation, benefits and trading commissions	11,241,667
Clearing fees	3,277,740
Administrative and general (including interest expense of $153)	1,039,255
Professional fees	42,197
Depreciation expense	37,856
Total expenses	17,676,072
Net income	$ 10,167,843

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Equity
Balance - January 1, 2009	$ 2,793,581
Distributions	(8,057,154)
Net Income	10,167,843
Balance - December 31, 2009	$ 4,904,270

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF CASH FLOWS
DECEMBER 31, 2009

Cash Flows From Operating Activities		
Net Income		$ 10,167,843
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	37,856	
Change in assets and liabilities:		
Due from clearing agent	(2,558,586)	
Equity securities held at clearing agent(at market value)	(270,313)	
Prepaid expenses and other assets	(6,044)	
Security deposits	(16,667)	
Equity securities sold not yet purchased	410,856	
Accounts payable and accrued expenses	1,092,733	
Total adjustments		(1,310,165)
Net Cash Provided by Operating Activities		8,857,678
Cash Flows From Investing Activities		
Purchases of property & equipment	(131,028)	
Net Cash Used by Investing Activities		(131,028)
Cash Flows From Financing Activities		
Advance to parent company	191,654	
Capital distributions	(8,057,154)	
Net Cash Used in Financing Activities		(7,865,500)
NET INCREASE IN CASH		861,150
CASH -BEGINNING		803,578
CASH - END		$ 1,664,728

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 153

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group) (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for its parent and its customers. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from sale of stocks traded on various stock exchanges on behalf of the Company's parent as well as from commissions earned from executing trades on behalf of customers. The Company maintains offices in New York City, New York and Richmond, Virginia. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

REVENUE RECOGNITION

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company's parent are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, trade and affiliate accounts receivables and payables and bank debt for which carrying values approximate fair values due to the short maturities of those instruments, and investments in marketable securities

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

RECENT ACCOUNTING GUIDANCE NOT YET ADOPTED

During 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance on revenue recognition, consolidation of variable interest entities and fair value disclosures for non-financial assets and liabilities, which are not yet effective for the Company's financial statements. Management believes that these pronouncements will not be applicable to its financial statements or if applicable will not have a material impact on the Company's financial statements upon adoption.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

Mangement has evelauted subsequent events through February 18, 2010, the date the financial statements were made available for issuance

2. MARKETABLE SECURITIES

FASB authoritative guidance on Accounting for Certain Investments in Debt and Equity Securities requires that certain investments in debt and equity securities be classified as either trading, available-for-sale or held-to-maturity. The Company determines the appropriate classification at the time of acquisition and reevaluates such determination at each balance sheet date. The Company has classified its securities as trading securites. Trading Securities are carried at fair value, with the unrealized gain or loss reported on the statement of operations.

FASB guidelines on *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were used only when Level 1 or Level 2 inputs were not available. As of December 31, 2009, the fair value of the marketable securities above, are based on quoted market prices (Level 1 inputs).

3. DUE FROM CLEARING AGENT

The Company is required to maintain a minimum deposit of $100,000 with its clearing agent at all times. Additional deposits are required based on the types of long and short security positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2009, the Company has $3,744,002 on deposit including a receivable balance of $85,509 with its clearing agent, less borrowings against security positions held, short and long of $996,119 and $547,789, respectively.

4. FIXED ASSETS

Major classes of fixed assets consist of the following:

	estimated useful life-years	
Computer equipment and software	2 - 3	$ 130,125
Furniture & Fixtures	5 - 10	35,985
Leasehold Improvements	3	3,126
Less: Accumulated depreciation		(57,466)
Net fixed assets		$ 111,770

Depreciation expense for the year ended December 31, 2009 was $37,856.

5. INCOME TAXES

Income taxes have not been provided because the Company is a Single Member Limited Liability Company whose income and credits are passed through to its parent company and combined with the income and deductions of the parent company to determine taxable income on the Parent's members' tax returns. Recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes had no effect on the Company's financial statements principally because of its status as a non taxable "pass- through" entity for federal and state income tax purposes

The Company files U.S. federal income tax returns and state and local income tax returns in New York and Virginia. Returns filed in these jurisdictions for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $1,000,000. At December 31, 2009, the Company had net capital of $3,874,957 which was $2,874,957 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital is .43 to 1.

7. ADVANCE TO EMPLOYEES

As of December 31, 2009, $21,848 is due from employees of the Company. The advances bear no interest and are payable on demand.

8. LOAN PAYABLE – BANK

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. There is no balance due at December 31, 2009. Interest expense for the year amounted to $153.

9. COMMITMENTS AND CONTINGENCIES

In August 2009, the Company entered into a lease agreement for its office space in New York City, New York commencing in September 2009 and expiring in August 2012 that requires minimum annual rents plus increases based on operating costs.

Minimum annual rental payments at December 31, 2009 are as follows:

2010	$ 100,667
2011	102,680
2012	69,360
	$ 272,707

Rent expense for the year ended December 31, 2009 was $64,533.

10. RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan that covers all eligible employees with more than three months of service. Under the 401(k) salary reduction provisions of the plan, employees may elect to defer a portion of their compensation, subject to statutory limitations, and have the deferred amounts contributed to their retirement accounts, which become fully vested immediately. The plan also provides for employer discretionary matching contributions and non-elective discretionary employer contributions, which vest over six years. The Company did not elect to make a discretionary matching contribution for 2009.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 4,904,270
Less: Non-allowable net assets	1,029,313
Net Capital	$ 3,874,957

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 1,000,000
Minimum dollar net capital requirement	$ 1,000,000
Excess net capital	$ 2,874,957
Excess net capital at 1000%	$ 3,708,200
Ratio: Aggregate indebtedness to net capital	.43

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2009	$ 2,793,581
Capital distributions	(8,057,154)
Net income for the year ended December 31, 2009	10,167,843
Total ownership equity – December 31, 2009	4,904,270
Less: Non-allowable assets	1,029,313
Audited net capital	3,874,957
Net capital per Focus Report Part IIA	3,993,417
Difference	$ (118,460)
Year end auditor adjustment to Accounts payable and accrued expenses	118,460

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

To the Board of Directors of
The Vertical Trading Group, LLC
(D/B/A The Vertical Group)
(a Wholly Owned Subsidiary of RAS Holdings, LLC.)

In planning and performing our audit of the financial statements and supplemental schedules of The Vertical Trading Group LLC (D/B/A The Vertical Group) (a Wholly Owned Subsidiary of RAS Holdings, LLC)) (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co P.C.

Garden City, New York
February 18, 2010

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors of
The Vertical Trading Group, LLC
(D/B/A The Vertical Group)
(A Wholly Owned Subsidiary of RAS Holdings, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by The Vertical Trading Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Vertical Trading Group, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Vertical Trading Group, LLC management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (copies of checks), noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared adjustments, if any, reported in Form SIPC-7T with supporting documentation noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, and in the related schedules supporting adjustments, if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

February 18, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

The Vertical Group
417 5th Avenue 6th Floor
New York, NY 10016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 61,914

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1/16/09
Date Paid

C. Assessment balance due 61,764

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 61,764

F PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 61,764

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE VERTICAL GROUP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 17th day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,765,463
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 24,765,463
2e. General Assessment @ .0025	$ 61,914

(to page 1 but not less than $150 minimum)